UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(AMENDMENT NO. 1)

BAYHAWK ALES, INC.

(Name of Subject Company (Issuer))

EVANS BREWING COMPANY INC.

(OFFEROR)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

C. Parkinson Lloyd, Esq.

Kirton | McConkie

50 East South Temple Street, Suite 400

Salt Lake City, UT 84111

(801) 328-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$ 1,048,950	$ 121.89

*	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate offering price for the common stock is equal to the book value of the shares of Bayhawk Ales, Inc., common stock to be received by the registrant, assuming full participation by all Bayhawk Ales, Inc., stockholders.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act as amended, and Fee Rate Advisory #1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. Fee paid with initial filing. No additional fee due.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $121.89	Filing Party: Evans Brewing Company Inc.
Form or Registration No.: S-4, 333-201771	Date Filed: January 30, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Overview of Tender Offer/Exchange Offer

This Tender Offer Statement on Schedule TO relates to a proposed offer (the “Exchange Offer”) by Evans Brewing Company Inc. (“EBC”) to exchange up to 4,448,624 shares of common stock, $0.0001 par value per share (the “Exchange Shares”) for up to 4,448,624 shares of common stock, $0.001 par value per share (the “Shares”), of Bayhawk Ales, Inc., a Delaware corporation (“Bayhawk”), at an exchange ratio of one (1) share of EBC common stock for each one (1) shares of Bayhawk common stock, upon the terms and subject to the conditions set forth in the Asset Purchase and Share Exchange Agreement by and between EBC and Bayhawk, dated October 15, 2014, as amended (the “Asset Purchase Agreement”). EBC filed a copy of the Asset Purchase Agreement as an annex to a combination registration statement and proxy statement on Form S-4 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 30, 2015. The Registration Statement contains additional information relating to the Exchange Offer by EBC. The Registration Statement was amended on April 30, 2015, and May 6, 2015, and a third amendment was filed on June 19, 2015 (“Amendment No. 3”).

Pursuant to the Asset Purchase Agreement, EBC agreed to purchase from Bayhawk, and Bayhawk agreed to sell to EBC, substantially all of the assets of Bayhawk as well as its liabilities (the “Asset Purchase Transaction”), conditioned on receiving approval of a majority of the independent shareholders of Bayhawk (as defined in the Asset Purchase Agreement). Following the date that the Commission declares the Registration Statement effective (the “Effectiveness Date”), Bayhawk will transmit the Registration Statement to the Bayhawk shareholders. The period during which the stockholders of Bayhawk may submit their written consents (the “Consent Period”), both in favor and against the Asset Purchase Transaction, shall be thirty (30) days from the date on which Bayhawk mails the definitive proxy materials to the Bayhawk stockholders. Following the closing of the Consent Period, EBC and Bayhawk management will tally the votes of the independent shareholders of Bayhawk, and will announce the results of the voting.

In connection with the Asset Purchase Transaction, EBC agreed to make the Exchange Offer to the shareholders of Bayhawk. Specifically, EBC has agreed to issue one (1) share of its common stock in exchange for each one (1) share of Bayhawk common stock tendered in connection with the Share Exchange. EBC agreed to hold open its offer to stockholders of Bayhawk to participate in the Share Exchange for a period of seventy-five (75) days (the “Exchange Period”). Following the closing of the Consent Period, and assumning the approval of the Bayhawk shareholders of the Asset Purchase Transaction, EBC will proceed with the Exchange Offer, and Bayhawk shareholders may tender their shares of Bayhawk common stock to EBC, pursuant to the steps outlined in the Registration Statement, and will receive in exchange one (1) share of EBC common stock for each one (1) share of Bayhawk common stock tendered. Bayhawk and EBC will use their best efforts to communicate with all of the Bayhawk shareholders regarding the Asset Purchase Transaction and the Share Exchange Agreement. There is no minimum number of shares of Bayhawk common stock that must be tendered in the Share Exchange.

At the close of the Exchange Period, any Bayhawk shareholders who have not tendered their Bayhawk shares will not be entitled to participate in the Share Exchange. They will continue to hold shares of Bayhawk common stock, but Bayhawk management anticipates that Bayhawk (as an entity) will have no assets or operations. Additionally, EBC management anticipates that Bayhawk will be closed within approximately ninety (90) days following the Asset Purchase Transaction.

EBC has retained Action Stock Transfer as Transfer Agent in connection with the Share Exchange.

Bayhawk had 4,448,624 shares of its common stock outstanding as of May 28, 2015.

EBC does not presently own any shares of Bayhawk common stock. The majority shareholder of EBC, The Michael J. Rapport Trust, owns 2,841,684 shares of Bayhawk common stock, which is equal to 63.88% of the outstanding shares of Bayhawk as of the date of this Schedule TO. Michael J. Rapport, the Trustee of The Michael J. Rapport Trust, is the President and CEO of EBC, and also a director of Bayhawk. Evan Rapport, the President of Bayhawk Ales, is the son of Michael Rapport. Evan Rapport owns 571,458 shares of Bayhawk common stock. Together, the officers and directors of EBC (5 people) own (directly or through Mr. Rapport’s Trust) an aggregate of 3,424,648 shares of Bayhawk common stock.

In connection with the Asset Purchase Transaction, as more fully described in the Registration Statement, EBC and Bayhawk agreed that the Asset Purchase Transaction cannot be closed unless a majority of the Independent Shares (defined as shares not held by the Michael J. Rapport Trust or Evan Rapport) that actually vote on the proposal approve the Asset Purchase Transaction. Pursuant to the Registration Statement, and once the Commission has declared it effective, Bayhawk plans to seek the written consent of its shareholders for the Asset Purchase Transaction, as noted above.

The address of Bayhawk’s principal executive office is:

Bayhawk Ales, Inc.

3815 S. Main St

Santa Ana, CA 92707

Attention: Evan Rapport

Telephone: 949-442-7565

The address of EBC’s principal executive office is:

Evans Brewing Co. Inc.

3815 S. Main St

Santa Ana, CA 92707

Attention: Mike Rapport

Telephone: 949-442-7565

Item 1.	Summary Term Sheet

The information required by and in response to Item 1 of this Schedule TO, except as set forth above or below, is hereby incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-4 of Evans Brewing Company Inc., SEC File No. 333-201771, filed with the Commission on June 19, 2015 (“Amendment No. 3”).

Item 2.	Subject Company Information

The information required by and in response to Item 2 of this Schedule TO relating to Bayhawk Ales, Inc., except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

Item 3.	Identity and Background of Filing Person

The information required by and in response to Item 3 of this Schedule TO relating to Evans Brewing Company Inc., except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

Item 4.	Terms of the Transaction

The information required by and in response to Item 4 of this Schedule TO relating to the terms of the Exchange Offer, except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

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Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The information required by and in response to Item 5 of this Schedule TO relating to any transactions or corporate events involving EBC and Bayhawk, except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

Item 6.	Purposes of the Transaction and Plans or Proposals

The information required by and in response to Item 6 of this Schedule TO relating to the purposes of the Asset Purchase Transaction and the Share Exchange, together with the reasons of both EBC and Bayhawk for proposing to enter into these transactions, except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

Item 7.	Source and Amount of Funds or Other Consideration

The information required by and in response to Item 7 of this Schedule TO relating to the consideration to be provided by EBC for the shares of Bayhawk (consisting exclusively of shares of EBC common stock in connection with the Exchange Offer), except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

Item 8.	Interest in Securities of the Subject Company

The information required by and in response to Item 8 of this Schedule TO relating to the interests in Bayhawk owned by EBC and its officers and directors, as well as descriptions of any securities transactions between Bayhawk and EBC or its officers and directors during the past 60 days, except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

The information required by and in response to Item 9 of this Schedule TO relating to the identity of anyone engaged to make solicitations or recommendations relating to the Exchange Offer, together with any compensation paid to such persons, except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

Item 10.	Financial Statements

The information required by and in response to Item 10 of this Schedule TO including the audited annual and unaudited interim financial statements of EBC, together with other information relating to the financial statements of EBC and financial statements of Bayhawk, is hereby incorporated by reference to Amendment No. 3.

Item 11.	Additional Information

The information required by and in response to Item 11 of this Schedule TO relating to relevant agreements, regulatory approvals, or legal proceedings, together with additional information relating to the Exchange Offer and the proposed Asset Purchase Transaction, except as set forth above or below, is hereby incorporated by reference to Amendment No. 3.

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Item 12.	Exhibits

(a)(1)(A)	Asset Purchase Agreement, outlining terms of Share Exchange (incorporated by reference to Amendment No. 3)

(a)(1)(B)	Form of Share Exchange Election Form (incorporated by reference to Amendment No. 3)

(a)(2)	Recommendation of Bayhawk Board of Directors (incorporated by reference to Amendment No. 3)

(a)(4)	Registration Statement on Form S-4, SEC File No. 333-201771, filed with the Commission on January 30, 2015.

(a)(5)	Amendment No. 3 to Registration Statement on Form S-4, SEC File No. 333-201771, filed with the Commission on June 19, 2015

(b)	Not applicable.

(c)	Not required/not applicable.

(d)	Asset Purchase Agreement, outlining terms of Share Exchange (incorporated by reference to Amendment No. 3)

(e)	Not required/not applicable.

(f)	Not required/not applicable.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2015

Evans Brewing Company Inc.

By:	/s/ Michael J. Rapport
Michael J. Rapport, President

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